UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1169

THE TIMKEN COMPANY EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

The Timken Company Employee Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2009 and 2008, and

Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of The

    Timken Company Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Timken Company Employee Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 25, 2010

The Timken Company Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$7,753,779	$7,383,788
Participant notes receivable	316,299	407,923

Total investments, at fair value	8,070,078	7,791,711

Receivables:
Contribution receivable from participants	883	10,925
Contribution receivable from The Timken Company	204,309	225,415

Total receivables	205,192	236,340

Net assets available for benefits, at fair value	8,275,270	8,028,051

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	140,167	317,382

Net assets available for benefits	$8,415,437	$8,345,433

See accompanying notes.

The Timken Company Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income:
Net Investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$1,188,654
Interest	26,075

1,214,729

Participant Rollovers	—

Contributions:
Participants	209,269
The Timken Company	290,049

499,318

Total additions	1,714,047

Deductions
Benefits paid directly to participants	1,631,383
Administrative expenses	12,660

Total deductions	1,644,043

Net increase	70,004

Net assets available for benefits:
Beginning of year	8,345,433

End of year	$8,415,437

See accompanying notes.

The Timken Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008,

and Year Ended December 31, 2009

1. Description of Plan

The following description of The Timken Company Employee Savings Plan (formerly known as The Rail Bearing Service Corporation Employee Savings Plan) (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time employees of Rail Bearing Service Corporation and Timken Industrial Services, LLC, excluding employees of Reliability Services, (collectively, the Company). The Timken Company (Timken) is the Plan Administrator. Employees of Rail Bearing Service Corporation become eligible to receive Profit Sharing Contributions immediately. Profit Sharing Contributions are based upon Rail Bearing Service Corporation’s return on assets. Full-time employees of Rail Bearing Service Corporation are eligible to contribute to the Plan after completing one year of service. Employees of Timken Industrial Services, LLC become eligible to participate in the Plan the first of the month following or coincident with the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 15% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches Rail Bearing Service Corporation employee contributions at an amount equal to 50% on the first 6% of the participant’s gross earnings, called “Company Match Contributions.” In addition, the Company contributes Timken common shares at an amount equal to 10% on the first 6% of the participant’s gross earnings, called “Stock Match Contributions.” The Plan also provides for a discretionary “Profit Sharing Contribution” by the Company for eligible employees of Rail Bearing Service Corporation.

The Company matches Timken Industrial Services, LLC employee contributions, “Matching Contributions,” at an amount equal to 25% of the first 7% of the participant’s gross earnings.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Plan provides for a quarterly “401(k) Plus Contribution” by the Company for eligible employees of Timken Industrial Services, LLC. This contribution is based on the participant’s full years of service at amounts ranging from 2.5% to 8.0%.

Upon enrollment, a participant must direct his or her contribution in 1% increments to any of the Plan’s fund options. If a participant fails to make a deferral election, he/she will be automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained. For Rail Bearing Service Corporation participants, Company Match Contributions and Profit Sharing Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age. Participants are not allowed to direct the investment of the Stock Match Contribution until (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains 3 years of Continuous Service, or (iv) following retirement. For Timken Industrial Services, LLC participants, 401(k) Plus Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age. Participants are not allowed to direct the investment of the Matching Contribution until attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains three years of Continuous Service, or (iv) following retirement.

Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

Participants may elect to have their vested dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Due to the effect of the global recession in 2009, the Company suspended Matching Contributions for all associates effective with pay dates occurring on and after September 1, 2009 through December 31, 2009. Matching Contributions were reinstated commencing with pay dates on and after January 1, 2010. Associates were able to make employee contributions during the period in which Matching Contribution were suspended.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. For Rail Bearing Service Corporation participants, vesting in the Company Match Contribution and Stock Match Contribution portions of their accounts plus actual earnings thereon occurs over a period of five years with 20% vested after one year and an additional 20% in each of the years two to five. Also, vesting in the Profit Sharing Contribution portion of their accounts plus actual earnings thereon occurs over a period of three years. Timken Industrial Services, LLC participants are immediately vested in Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions after the completion of three years of service.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years, except loans made for purchasing a primary residence which cannot exceed 30 years. The loans are secured by the balance in the participant’s vested account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or elect to receive installment payments over a period of time not to exceed their life expectancy. If a participant’s vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the trustee shall distribute to each participant the balance in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in the Master Trust Agreement for the Company defined contribution plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.

The Plan’s trustee, JP Morgan (Trustee), maintains a collective investment trust of Timken common shares in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $12.99 and $10.85 at December 31, 2009 and 2008, respectively.

Investments in registered investment companies, common collective funds and investment contracts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Trustee holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for the participant loans, are pooled for investment purposes in the Master Trust.

The following table presents a summary of the investments of the Master Trust as of December 31:

	2009	2008
Investments, at fair value:
The Timken Company Common Stock Fund	$241,078,465	$225,514,383
Registered investment companies	297,278,461	221,647,760
Common collective funds	235,129,337	182,763,527

	773,486,263	629,925,670

Investment contracts, at fair value	154,903,737	156,437,336
Adjustments from fair value to contract value	9,702,374	20,458,669

Investment contracts, at contract value	164,606,111	176,896,005

	$938,092,374	$806,821,675

At December 31, 2009, The Timken Company Common Stock Fund consisted of 18,565,348 units of The Timken Company’s common stock. The Plan’s interest in the Master Trust as of December 31, 2009 and 2008 was 0.84% and 0.96%, respectively.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income (loss) relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income (loss) for the Master Trust is as follows:

	Year Ended December 31,
	2009	2008
Net appreciation (depreciation) in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$51,426,725	$(120,044,417)
Registered investment companies	62,675,842	(128,819,219)
Common collective funds	39,342,564	(73,116,499)

	153,445,131	(321,980,135)
Net appreciation in investment contracts	3,265,586	3,154,296
Interest and dividends	10,441,107	15,478,607

Total Master Trust	$167,151,824	$(303,347,232)

4. Fair Value

The following table presents the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2009:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting rules that classify the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company Common Stock Fund	$241,078,465	$—	$241,078,465	$—
Registered investment companies	297,278,461	297,278,461	—	—
S&P 500 Index	139,647,844	—	139,647,844	—
Core Bond	66,002,400	—	66,002,400	—
Russell 2000-A Index	29,479,093	—	29,479,093	—
Investment Contracts	164,606,111	—	164,606,111	—

Total assets	$938,092,374	$297,278,461	$640,813,913	$—

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken Common Shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The S&P 500 Index fund includes investments that provide exposure to a broad equity market and is designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

The Core Bond fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value of the investments in this category has been determined using the net asset value per share.

The Russell 2000-A Index fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The Fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

Investment Contracts include a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. See Note 6 – Investment Contracts for further discussion on investment contracts.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following table presents the fair value hierarchy for those investments of the Plan measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2	Level 3
Assets:
Participant notes receivable	$316,299	$—	$—	$316,299

Total assets	$316,299	$—	$—	$316,299

Participant notes receivable are valued at amortized cost, which approximates fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant notes receivable:
Balance, beginning of year	$407,923
Issuances and settlements, net	(91,624)

Balance, end of year	$316,299

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2009	2008
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$359,239	$509,857
Receivables:
Contributions receivable	7,672	15,937

	$366,911	$525,794

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

5. Non-Participant-Direct Investments (continued)

Year Ended December 31, 2009
Change in net assets:
Net appreciation in fair value of investments	$76,657
Dividends	10,103
Contributions	37,235
Benefits paid directly to participants	(70,744)
Expenses	(694)
Transfers to participant-directed accounts	(211,441)

$(158,884)

6. Investment Contracts

The Master Trust invests in synthetic guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average Yields for Synthetic GICS	2009	2008
Based on actual earnings	4.2%	6.5%
Based on interest rate credited to participants	2.2%	3.2%

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

6. Investment Contracts (continued)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$8,415,437	$8,345,433
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(140,167)	(317,382)

Net assets available for benefits per the Form 5500	$8,275,270	$8,028,051

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

7. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Income Tax Status

The Plan has received a determination letter from the IRS dated April 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan’s operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan’s operations into compliance.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

9. Related-Party Transactions

Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2009:

	Shares	Dollars
Purchased	2,951,208	$26,519,232
Issued to participants for payment of benefits	260,128	463,880

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

The Timken Company Employee Savings Plan

EIN #34-0577130            Plan #024

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

Year Ended December 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Participant notes receivable*	Interest rates ranging from 4.25% to 9.25% with various maturity dates	$316,299

*	Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY EMPLOYEE SAVINGS PLAN

Date: June 25, 2010	By:	/s/ Scott A. Scherff
Scott A. Scherff
Corporate Secretary and Vice President – Ethics and Compliance